Ventas, Inc.
353 N. Clark Street, Suite 3300

Chicago, IL 60654

(877) 483-6827

December 12, 2014

VIA EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Ventas, Inc.
Registration Statement on Form S-4; File No. 333-198789
Request for Acceleration

Dear Mr. Gordon:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ventas, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2014 (File No. 333-198789), as amended on October 17, 2014, and December 1, 2014 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on December 15, 2014, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robin Panovka of Wachtell, Lipton, Rosen & Katz at (212) 403-1352 or by email at RPanovka@wlrk.com, or Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com, with any questions you may have concerning this request.  In addition, please notify Mr. Panovka when this request for acceleration has been granted.

VENTAS, INC.

		By:	/s/ Kristen M. Benson
		Name:	Kristen M. Benson
		Title:	Senior Vice President, Associate
General Counsel and Corporate
Secretary

cc:	Robin Panovka, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz